May 10, 2016

US Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Dear Sirs:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that DJO Finance LLC has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the three months ended April 1, 2016, which was filed with the Securities and Exchange Commission on May 10, 2016.

Respectfully submitted,

DJO Finance LLC

/s/ Donald M. Roberts
Name: Donald M. Roberts
Title: Executive Vice President & General Counsel